UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No.         )*

LACROSSE FOOTWEAR, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

505688101

(CUSIP Number)

Minoru Noguchi

President

ABC-MART, INC.

19F Shibuya Mark City West

1-21-1 Dougenzaka

Shibuya-Ku, Tokyo 150-0043

81 3-3476-5452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Carl Sanchez

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, CA 92121

(858) 458-3000

July 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	505688101	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS ABC-MART, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 981,188(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 981,188(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,188(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The number of shares beneficially owned includes (i) 492,074 shares of LaCrosse Footwear, Inc. issued and outstanding held by the Tendering Shareholders (as defined below) plus (ii) 489,114 shares of LaCrosse Footwear, Inc. underlying stock options held by the Tendering Shareholders which are currently exercisable or exercisable within 60 days of July 13, 2012.

(2)

Percentage of class calculated based on (i) 6,510,949 shares issued and outstanding as of July 13, 2012 plus (ii) 498,114 shares of LaCrosse Footwear, Inc. underlying stock options held by the Tendering Shareholders which are currently exercisable or exercisable within 60 days of July 13, 2012.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, $.01 par value per share (the “Shares”), of LaCrosse Footwear, Inc., a Wisconsin corporation (“LaCrosse”). The principal executive offices of LaCrosse are located at 17634 NE Airport Way, Portland, Oregon 97230.

Item 2. Identity and Background.

(a)–(c) and (f) This Statement is being filed by ABC-MART, INC., a corporation formed under the laws of Japan (“ABC-MART”).

The business address of ABC-MART is 19F Shibuya Mark City West, 1-21-1 Dougenzaka, Shibuya-Ku, Tokyo 150-0043. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of ABC-MART and the controlling shareholder of ABC-MART are set forth on Schedule I attached hereto, and are incorporated herein by reference. ABC-MART started out as Kokusai Boeki Shoji, Inc., a trading company specializing in the import and sale of shoes and other apparel. Guided by a business strategy of anticipating the needs of each generation through product development, innovative design and marketing of its products, ABC-MART today is a leading retailer of branded footwear, clothing and general merchandise.

(d) During the last five years, neither ABC-MART nor, to the knowledge of ABC-MART, any of the persons set forth on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither ABC-MART nor, to the knowledge of ABC-MART, any of the persons set forth on Schedule I attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 5, 2012, concurrently with the execution of the Merger Agreement (as defined below), ABC-MART and Purchaser (as defined below) entered into Tender and Voting Agreements (the “Tender Agreements”) with certain Tendering Shareholders. As described in response to Item 4 below, the Subject Shares (as defined below) to which this Statement relates have not been purchased by ABC-MART or Purchaser, and thus no funds were used for such purpose. Neither ABC-MART nor Purchaser used any funds or paid any additional consideration to the Tendering Shareholders in connection with the execution and delivery of the Tender Agreements.

For a description of the Tender Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

The Merger Agreement

On July 5, 2012, LaCrosse entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ABC-MART and XYZ Merger Sub, Inc., a Wisconsin corporation and a wholly owned subsidiary of ABC-MART (“Purchaser”). The Merger Agreement provides for the commencement of a tender offer (the “Offer”) by Purchaser to purchase all of the outstanding Shares of LaCrosse at a purchase price of $20.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes. Following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into LaCrosse, with LaCrosse continuing as the surviving corporation and becoming a wholly owned subsidiary of ABC-MART (the “Merger”). At the effective time of the Merger, the articles of incorporation and bylaws of LaCrosse immediately prior to the Merger will be the articles of incorporation and bylaws of the surviving corporation after the Merger.

Upon consummation of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by LaCrosse, ABC-MART, Purchaser or any of their respective subsidiaries, which Shares will be canceled and retired and will cease to exist without any consideration being paid in exchange for such Shares) will be converted into the right to receive the Offer Price or any greater per Share price paid in the Offer, without interest and less any applicable withholding taxes.

The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not validly withdrawn prior to the Expiration Date (as defined in the Merger Agreement), that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee and before the issuance of any Top-Up Option Shares (as defined below)) which, together with any Shares then owned, directly or indirectly, by ABC-MART, Purchaser and any other wholly owned subsidiary of ABC-MART, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis in accordance with the terms of the Merger Agreement) (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions including, among other conditions, the expiration or termination of any applicable waiting period (and extensions thereof) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the Foreign Exchange and Foreign Trade Act in Japan (Act No. 228 of 1949).

Provided that the Minimum Condition is satisfied and Purchaser purchases Shares tendered in the Offer, ABC-MART will be entitled to designate a number of directors to the Board of Directors of LaCrosse (the “Lacrosse Board”) that is equal to the product (rounded up to the next whole number) of (i) the total number of directors on the LaCrosse Board, multiplied by (ii) a fraction, the numerator of which is the number of Shares held by ABC-MART and Purchaser (giving effect to the Offer and, if exercised, the Top-Up Option), and the denominator of which is the total number of Shares then outstanding. LaCrosse has agreed to take certain actions necessary to enable ABC-MART’s designees to be elected to the LaCrosse Board, including using reasonable efforts to secure the resignation of other directors and/or increasing the size of the LaCrosse Board. LaCrosse has also agreed to cause ABC-MART’s designees to constitute the same percentage of each committee of the LaCrosse Board as ABC-MART controls on the LaCrosse Board as a whole.

Under the Merger Agreement, if Purchaser does not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the Wisconsin Business Corporation Law, Purchaser has an irrevocable option, subject to certain conditions (the “Top-Up Option”), to purchase at a price per share equal to the Offer Price an aggregate number of shares of LaCrosse common stock (the “Top-Up Option Shares”) up to that number of shares of LaCrosse common stock that, when added to the number of shares of LaCrosse common stock owned by ABC-MART and Purchaser at the time of exercise of the Top-Up Option, shall constitute 10,000 shares more than 90% of the shares of LaCrosse common stock then outstanding.

The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and listed on the NASDAQ Global Market. Upon completion of the Merger, LaCrosse will no longer be a publicly held corporation and ABC-MART intends to have LaCrosse’s common stock delisted from the NASDAQ Global Market immediately following the Merger and deregistered under the Exchange Act in accordance with the rules of the Securities and Exchange Commission.

Other than as described in this Item 4, ABC-MART does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

The Tender Agreements

Concurrently with the execution of the Merger Agreement, ABC-MART and Purchaser entered into Tender Agreements with the following shareholders of LaCrosse (i) David Carlson, Craig Cohen, Gregory Inman, Charles Layton and Nina Palludan, each of whom is an executive officer of LaCrosse, (ii) Richard Rosenthal, Stephen Loughlin, Charles Smith, John Whitcombe and William Williams, each of whom is a member of the LaCrosse Board and (iii) Joseph Schneider, who is both an executive officer of LaCrosse and a member of the LaCrosse Board (collectively, the “Tendering Shareholders”). The purpose of the Tender Agreements is to increase the likelihood that the Offer and the Merger will be consummated.

Pursuant to the Tender Agreements, the Tendering Shareholders have agreed to tender, or cause to be tendered (and not withdrawn), all Subject Shares (as defined below) into the Offer. The Tendering Shareholders have agreed to deliver to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, all instruments required to be delivered pursuant to the terms of the Offer and Section 14d-2 of the Exchange Act, and/or instruct their respective brokers or other nominees to tender the Subject Shares for exchange in the Offer no later than five business days prior to the initial Expiration Date.

The Tendering Shareholders have also agreed to vote, or cause to be voted, all Shares held by them on the date of the Tender Agreements or acquired after that date (the “Subject Shares”), (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, or any other transaction pursuant to which ABC-MART proposes to acquire LaCrosse; (ii) against approval of any proposal made in opposition to, or in competition with, the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; and (iii) against any (a) arrangement related to any alternative acquisition proposal, (b) liquidation, dissolution or other significant corporate reorganization of LaCrosse, and (c) other action that is intended to or would reasonably be expected to impede, delay or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement. In furtherance of the foregoing, pursuant to the Tender Agreements, each Tendering Shareholder granted to ABC-MART an irrevocable proxy and irrevocably appointed the executive officers of ABC-MART as their proxies to vote their respective Subject Shares in accordance with the terms of the Tender Agreements.

In addition, the Tendering Shareholders have each agreed (i) to not exercise any rights such Tendering Shareholder may have to demand appraisal of any Subject Shares arising with respect to the Merger and (ii) to certain transfer restrictions for the Subject Shares (as described below).

Prior to the termination of the Tender Agreements, the Tendering Shareholders may not (i) cause or permit any sale, transfer or other disposition (each, a “Transfer”) of the Subject Shares; (ii) enter into any contract with respect to the direct or indirect Transfer of any Subject Shares; or (iii) deposit, or permit the deposit of, any Subject Shares into a voting trust or grant any proxy or enter into any voting or similar agreement with respect to any of the Subject Shares in contravention of the obligations of the Tendering Shareholders under the Tender Agreements. However, the Tendering Shareholders will not be prohibited from transferring their Subject Shares (a) to family members (either directly or via trusts established for the benefit of such Tendering Shareholder or such shareholder’s immediate family) or upon the death of such Tendering Shareholder, if such Tendering Shareholder is an individual; or (b) to one or more partners or members or to an affiliated entity, if such Tendering Shareholder is a partnership or limited liability company. Any transferees will be required to agree in writing to be bound by the terms of the applicable Tender Agreement.

The covenants and agreements to tender and vote the Subject Shares pursuant to the Tender Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement; (ii) the effective time of the Merger; or (iii) any amendment, waiver or other change to the Merger Agreement without the Tendering Shareholder’s prior written consent that (a) decreases the Offer Price, or (b) materially and adversely affects such Tendering Shareholder.

Item 5. Interest in Securities of the Issuer.

(a) As a result of the Tender Agreements, ABC-MART may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 492,074 Shares, representing approximately 7.5% of the Shares deemed to be outstanding as of July 13, 2012. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by ABC-MART that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), neither ABC-MART nor, to the knowledge of ABC-MART, any of the persons set forth on Schedule I hereto beneficially owns any Shares.

(b) ABC-MART is not entitled to any rights of a shareholder of LaCrosse as to any Shares, except for the right to vote the Shares described in Item 5(a) to the extent described in Item 4. Except to the extent that it may be deemed to by virtue of the Tender Agreements, ABC-MART does not have sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any Shares.

(c) Except for the execution and delivery of the Merger Agreement and the Tender Agreements, neither ABC-MART nor, to the knowledge of ABC-MART, any of the persons set forth on Schedule I hereto has effected any transaction in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Tender Agreements and the transactions contemplated by those agreements, to the knowledge of ABC-MART, no other person has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of LaCrosse reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.

On February 28, 2011, LaCrosse, through its agent-in-fact, Wells Fargo Securities, LLC, entered into a Confidentiality Agreement with ABC-MART (the “Confidentiality Agreement”), pursuant to which, among other things, ABC-MART agreed to keep confidential and to not, without LaCrosse’s prior written consent, disclose any non-public, confidential and proprietary information regarding LaCrosse obtained in connection with ABC-MART’s consideration of a possible acquisition of LaCrosse, except in accordance with the terms of the Confidentiality Agreement, and to use such information solely in connection with a possible acquisition of LaCrosse. ABC-MART also agreed, among other things, to certain “standstill” provisions for the protection of LaCrosse for a period of two years from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of three years from the date of the Confidentiality Agreement, ABC-MART would not solicit for employment or hire any of LaCrosse’s employees.

Other than as described in this Statement, to the knowledge of ABC-MART, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of LaCrosse, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description

1.	Agreement and Plan of Merger, dated July 5, 2012, by and among ABC-MART, INC., XYZ Merger Sub, Inc. and LaCrosse Footwear, Inc.

2.	Tender and Voting Agreement, dated July 5, 2012, by and among ABC-MART, INC., XYZ Merger Sub, Inc. and the directors and certain executive officers of LaCrosse Footwear, Inc.

3.	Confidentiality Agreement, dated February 28, 2011, between ABC-MART, INC. and Wells Fargo Securities LLC, for and on behalf of LaCrosse Footwear, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2012	ABC-MART, INC.

	By:	/s/ Minoru Noguchi
	Name:	Minoru Noguchi
	Title:	President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ABC-MART

The names of the directors and executive officers of ABC-MART, and the controlling shareholder of ABC-MART, Mr. Masahiro Miki, and their present principal occupations or employment are set forth below. Each director and executive officer of ABC-MART and the controlling shareholder of ABC-MART is a citizen of Japan. The business address of each of the directors and executive officers of ABC-MART is 19F Shibuya Mark City West, 1-21-1 Dougenzaka, Shibuya-ku, Tokyo 150-0043.

Name	Principal Occupation or Employment and Five-Year Employment History

Minoru Noguchi	Representative Director and President of ABC-MART.

Toru Nakao	Executive Director and Sales Division Manager in charge of store development of ABC-MART.

Yukie Yoshida	Managing Director and Accounting Division Manager of ABC-MART.

Kiyoshi Katsunuma	Director in charge of personnel strategy of ABC-MART.

Jo Kojima	Director and Managing Planning Office Manager of ABC-MART.

Takashi Kikuchi	Director and Product Development Division Manager of ABC-MART.

Kiichiro Hattori	Member of Design and Product Development Division of ABC-MART; International Public Relations Team Manager of ABC-MART.

Masahiro Miki Business Address: EM Planning LLC 1-20-9 Jinnan Shibuya-ku Tokyo, Japan 150-0041	Representative Director of EM Planning LLC since November 2006.

EXHIBIT INDEX

Exhibit Number	Description

1.	Agreement and Plan of Merger, dated July 5, 2012, by and among ABC-MART, INC., XYZ Merger Sub, Inc. and LaCrosse Footwear, Inc.

2.	Tender and Voting Agreement, dated July 5, 2012, by and among ABC-MART, INC., XYZ Merger Sub, Inc. and the directors and certain executive officers of LaCrosse Footwear, Inc.

3.	Confidentiality Agreement, dated February 28, 2011, between ABC-MART, INC. and Wells Fargo Securities LLC, for and on behalf of LaCrosse Footwear, Inc.